UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation and Appointment of Chief Executive Officer and Chairman of the Board

Mr. Zhe Wang, the Chief Executive Officer (“CEO”) and Chairman of the board of directors (the “Board”) of TIAN RUIXIANG Holdings Ltd. (the “Company”), notified the Company of his resignation from his positions of the CEO and the Chairman of the Board on April 5, 2024, effective immediately. Mr. Zhe Wang resigned from the positions for personal reasons and has agreed to continue to comply with all applicable terms of his employment agreement with the Company. Mr. Zhe Wang acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

On April 8, 2024, the nominating and corporate governance committee of the Board recommended, and the Board approved and appointed, Ms. Shen Xu, to serve as the Company’s CEO and Chairman of the Board. Ms. Shen Xu has served as a director of the Board since the inception of the Company in 2019; she is also the wife of Mr. Zhe Wang.

Resignation of Independent Director

Mr. Ning Wang, an independent director of the Company, resigned from the Board and three committees of the Board for personal reasons, effective April 5, 2024. Mr. Ning Wang acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

The Board is in the process of selecting an independent director to replace Mr. Ning Wang.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: April 10, 2024	By:	/s/ Shen Xu
	Name:	Shen Xu
	Title:	Chief Executive Officer